                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                  GENUITY INC.
       (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
         Under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and
             the Genuity Inc. Outside Directors' Compensation Plan
                         (Title of Class of Securities)

                                   37248E103
                     (CUSIP Number of Class of Securities)

                                Paul R. Gudonis
               Chairman of the Board and Chief Executive Officer
                                  Genuity Inc.
                              225 Presidential Way
                          Woburn, Massachusetts 01801
                                 (781) 865-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
                                    Copy to:
                             Robert F. Hayes, Esq.
                             Patrick O'Brien, Esq.
                                  Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                           CALCULATION OF FILING FEE

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
                 Transaction Valuation                                     Amount of Filing Fee
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                    Not applicable*                                           Not applicable*
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*    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

 [_] Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.   Filing Party:   Not Applicable.

     Form or Registration No.: Not Applicable.   Date Filed:     Not Applicable.

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]
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********************************************************************************
     Genuity, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the
Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.
********************************************************************************

On November 28, 2001, Genuity distributed the following memorandum to its employees (the press release referenced in this memorandum was filed separately on Schedule TO-C on November 28, 2001):


To:      All Genuity Employees
From:    Paul R. Gudonis
Date:    November 28, 2001
Subject: Stock Option Cancel and Re-grant Offer

As I have said many times, the employees of Genuity are critical for our success in the marketplace and in the creation of value for our shareholders. Given the current economic climate and its impact on technology stocks, including Genuity, the Genuity Board of Directors and I realize that many of the stock options granted to you have not been as effective as we would like in recognizing your valued contribution to the company. That being said, I am pleased to offer you the opportunity to replace your current vested and unvested stock options granted at the time of our IPO in June 2000 through May 31, 2001, with new options scheduled to be granted on July 2, 2002.

If you elect to participate in this offer, all of the options awarded to you from June 30, 2000 through May 31, 2001 (vested and unvested) will be cancelled and returned to the company. Additionally, your participation in this offer would also result in the cancellation of any additional options that you may have received after July 1, 2001. This does NOT include the Special Grant that you received on June 1, 2001. You will then receive a new option for each cancelled option at the fair market value of Genuity's stock on the date of the replacement grant. In other words, if you received 1,000 options at the time of our IPO you will receive 1,000 replacement options with an exercise price equal to the market price of Genuity's stock on the date of the replacement grant. According to accounting rules, we have the ability to offer employees an option exchange program under which you will receive new options six months and one day after the cancellation date. All cancelled options are scheduled to be replaced on July 2, 2002.

Please note that the vesting for the re-granted options also changes. The vesting schedule for the re-granted options will restart on the date of the replacement grant. These options will be fully vested on the same date as the options that you had previously received; however, such options will now vest monthly instead of yearly. As with your original options, these re-granted options will also have a 10-year term for exercising.

Over the next week, you will receive detailed information about this offer and how to elect to participate. We will send this information directly to your home or to your work location if you work outside of the United States. Please be sure that you read this information in its entirety. In addition, we will conduct Employee Information Sessions December 10-21. The purpose of these sessions is to review the offer in more detail and to help provide answers to your questions. You can go to the Human Resources (HR) section of the iWeb to learn more about these sessions and where to attend.

Participation in this offer is entirely voluntary. While we can provide you with information, we cannot make any recommendation as to whether you should participate or refrain from participating, and we recommend that you contact your financial advisor for guidance. In order to participate, you will need to complete the required form and submit it to HR. Human Resources must receive completed forms no later than 5:00 p.m., Eastern Standard Time, on December 31, 2001. Failure to meet the deadline will result in you electing not to participate in this offer.

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If you have any questions about this program please email your questions to
stockoptions@genuity.com or call our stock option hotline at 781-865-5155. Also attached for your information is the Press Release announcing our Stock Option Cancel and Re-grant Offer.

Lastly, I would just like to take this opportunity to thank you for your contribution to Genuity in the past, and I look forward to our continued success in the future.

                                      ###

Genuity Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.

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